Exhibit 12.2

COMMONWEALTH REIT
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED DISTRIBUTIONS
(dollars in thousands)

	Year Ended December 31,
	2013	2012(1)	2011(1)	2010(1)		2009(1)
Earnings:
Income from continuing operations before income tax expense and equity in earnings of investees	$52,745	$70,360	$42,214	$1,889		$39,359
Gains on equity transactions of investees	—	(7,246)	(11,177)	(34,808)		—
Fixed charges before preferred distributions	174,753	204,244	195,024	183,433		173,458
Distributions from investees	24,079	16,816	16,617	16,119		4,975

Adjusted Earnings	$251,577	$284,174	$242,678	$166,633		$217,792

Fixed Charges and Preferred Distributions:
Interest expense (including net amortization of debt discounts, premiums and deferred financing fees)	$174,753	$204,244	$195,024	$183,433		$173,458
Preferred distributions	44,604	51,552	46,985	47,733		50,668

Combined Fixed Charges and Preferred Distributions	$219,357	$255,796	$242,009	$231,166		$224,126

Ratio of Earnings to Combined Fixed Charges and Preferred Distributions	1.1x	1.1x	1.0x	0.7x	(2)	1.0x	(3)

(1)
Reclassifications have been made to the prior years' financial statements to conform to the current year's presentation.

(2)
The deficiency for this period was $64,533 and reflects a loss on asset impairment of $24,660 and acquisition related costs of $20,875.

(3)
The deficiency for this period was $6,334.